

July 29, 2011

Via E-mail
Jack Lai
Chief Financial Officer
LDK Solar Co., Ltd
Hi-Tech Industrial Park
Xinyu, JNG 338032
China

> **Re:** **LDK Solar Co., Ltd**
> **Form 20-F for the Fiscal Year ended December 31, 2010**
> **Filed May 2, 2011**
> **Form 6-K**
> **Furnished July 18, 2011**
> **File No. 001-33464**

Dear Mr. Lai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2010

D. Risk Factors

Unexpected equipment failures or accidents, including the release of hazardous materials, may lead to production curtailments or shutdowns, personal injuries, death or damage to properties, page 19

1.   We note from your disclosure that accidents due to machinery malfunctions or mishandling of hazardous materials may result in fires, explosions, spills, and leakage causing personal injuries or death, property damage, environmental damage, and business interruptions. Please provide us with the nature of each accident that resulted in fires, explosions, spills, and leakage for each year presented in your financial statements and

tell us the nature of the consequences or expected consequences as a result of such accidents. Additionally, please quantify for us the effects each accident had or will have on your results of operations, statements of position or cash flows.

B. Liquidity and Capital Resources, page 86

2.   We note the discussion on page 13 that you have failed to comply with covenants under your loan and guarantee obligations. Please describe for us in greater detail the covenants that you violated and to which agreements they applied. We also note the discussion that you have obtained consents or waivers from all relevant lenders. Describe for us the potential impact on your liquidity if you were unable to obtain consents or waivers for noncompliance. Additionally, if in the future it ever becomes reasonably likely that you may violate any material covenants related to any debt, please disclose the following:

- the covenant requirement;

- your action plan to address such covenant violation; and

- your actual performance relative to the covenant.

Item 15. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 44

3.   We note your disclosure that there was "no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2010." Item 15(d) of the Form 20-F rules requires you to disclose any change in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us in your response whether there were any changes required to be disclosed by item 15(d) of the Form 20-F rules for the fiscal year ended December 31, 2010. In addition, please also revise future filings to disclose any changes that meet the requirements of Item 15(d) of Form 20-F.

Production Safety and Environment, page 58

4.   We note your disclosure that you are in compliance with all applicable production safety and environmental laws and regulations in China. We also note from your last risk factor on page 32 that you have not yet obtained all of the necessary approvals and permits for your plants and facilities currently under construction, nor for some of your facilities that have already been completed. With a view towards revised disclosure in future filings, please provide us with your analysis of the materiality to your business and operating results of not having obtained all of the necessary approvals and permits for your current plants and facilities and for those under construction. We note in this regard your disclosure that the government may impose fines on you or order you to cease construction or production if you fail to comply with these requirements.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(h) Inventories, page F-12

5.   We note your disclosure under the heading "Realization of inventory" in the Critical Accounting Policies section of your Management's Discussion and Analysis on page 74. Based on this disclosure and the significance of the inventory write-down charges recorded in prior years it appears that your accounting policy and estimates for your inventory valuation for obsolescence or slow-moving items is a significant accounting policy as described in FASB ASC 235-10-50. In this regard, please revise your financial statements footnote disclosure in future filings to disclose your methods and factors used in determining your inventory valuation for obsolescence and slow-moving items.

6.   Additionally, please tell us what you mean by the disclosure "there have been no significant recoveries in inventories beyond amounts that were previously written down." Please provide us with the amount of recoveries recognized for each year presented in your financial statements, and explain the nature of the transactions that resulted in you recognizing such inventory recoveries.

Note 8 – Partial Disposal and Repurchase of Equity Interests in a Subsidiary, page F-19

7.   We note the disclosure here and on page 91 that you entered into a $240 million investment agreement with "the Strategic Investors" for the acquisition of redeemable convertible preferred shares of a subsidiary. We additionally note that the conversion ratio will be subject to certain anti-dilution provisions. Accordingly, please tell us in appropriate detail how you accounted for the issuance of the redeemable convertible preferred shares of your subsidiary and how it will impact your earnings per share calculation. Detail for us the significant terms of the agreement that impacted your accounting and cite the authoritative accounting literature, which supports your conclusions.

Note 9 – Investments in an Associate and a Jointly Controlled Entity, page F-21

8.   We see that you account for your 51% interest in LQ Energy GmbH using the equity method as the minority shareholder has significant participating rights. To help us better understand your use of the equity method of accounting for LQ Energy, please refer to FASB ASC 810-10-25 and address the following:

- describe for us the structure and operation of LQ Energy;

- list all the significant decisions that impact LQ Energy in the ordinary course of business;

- describe the participating rights the minority shareholder holds in those decisions and provide us with the factors you considered in concluding that these rights are substantive participating rights as described in paragraphs 11 through 13 of FASB ASC 810-10-25;

- tell us how you have concluded that as the majority owner with control of 3 of 5 director positions you are not required to consolidate LQ Energy; and

- quantify for us the total assets, total liabilities, revenue and net income of LQ Energy as of and for the year ended December 31, 2010.

Additionally, please tell us how you considered FASB ASC 810-10-15-14 and 810-10-25-37 in determining whether LQ Energy is a variable interest entity and subject to the consolidation guidance in FASB ASC 810-10-25-38A through 25-38G.

Form 6-K Furnished July 18, 2011

9.   We note your disclosure in your Form 6-K furnished on July 18, 2011 that Mr. Louis Hsieh resigned from your board of directors on July 17, 2011. Please tell us why Mr. Hsieh resigned from your board of directors. Please also confirm when Mr. Hsieh resigned from your board of directors; we note that Mr. Hsieh publicly announced that his resignation was effective as of June 30, 2011. As part of your response, please provide any documentation between you and Mr. Hsieh with regard to his resignation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue, Staff Attorney, at (202) 551-3841 or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on other comments.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc: (via E-mail)

Xiaofeng Peng
Chairman, LDK Solar Co., Ltd.

Huanting Timothy Li, Esq.
Sidley & Austin